SILVER WHEATON CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the “Meeting”) of Silver Wheaton Corp. (the “Company”) will be held in the Main Dining Room at the St. Andrew’s Club & Conference Centre, 150 King Street West, Toronto, Ontario, M5H 1J9 on Thursday, April 26, 2007 at 4:00 p.m. (Toronto time), for the following purposes:

(a)

To receive and consider the audited consolidated financial statements of the Company for the year ended December 31, 2006 and the report of the auditors thereon;

(b)

To elect seven directors of the Company for the ensuing year;

(c)

To appoint Deloitte & Touche LLP, Independent Registered Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

(d)

To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving amendments to the Company’s share option plan, as more particularly described in the accompanying management information circular; and

(e)

To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a management information circular, a form of proxy and financial statement request form, and the audited consolidated financial statements of the Company for the financial year ended December 31, 2006.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Company has by resolution fixed the close of business on March 20, 2007 as the record date, being the date for the determination of the registered holders of common shares entitled to notice of the Meeting and any adjournment thereof.

The board of directors of the Company has by resolution fixed 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Company’s transfer agent.

DATED at Vancouver, British Columbia this 20th day of March, 2007.

By Order of the Board of Directors

“Peter Barnes”

Peter Barnes

President and Chief Executive Officer